Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 18, 2006

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on April18, 2006 via CCN Matthews.

Item 4.	Summary of Material Changes

See attached press release.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Elaine Sanders, Chief Financial Officer, at (604) 633-4888.

Item 9.	Date of Report

April 18, 2006

News Release

Alexco Completes Next Phase in Acquisition of Keno Hill

April 18, 2006, Vancouver, British Columbia – Alexco Resource Corp. (TSX: AXR) (“Alexco” or the “Company”) is pleased to announce that it has reached the next stage in the acquisition of Keno Hill. The Initial Closing, described in detail below, provides income and cash flow to the Company from ongoing care and maintenance work at the Keno Hill site, gives the Company immediate possession of the Keno Hill site for exploration work and posts the Company's contribution to future remediation of the Keno Hill site.

The Company’s wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”) has completed the Initial Closing of the purchase of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively the “Keno Companies”) pursuant to an agreement (the “Purchase Agreement”) with PricewaterhouseCoopers Inc. LLP as Court Appointed Receiver-Manager and Interim Receiver of the Keno Companies (“PwC”).

The Initial Closing entailed payment by ERDC to PwC of $410,000 and the delivery to ERDC of possession of the mineral claims and leases, titled property and crown grants of the Keno Companies (the “Keno Properties”) and the equipment of the Keno Properties (collectively with the Keno Properties the “Keno Assets”) for the purposes of exploration by ERDC of the Keno Properties. Final Closing will occur when a Water Licence is issued to ERDC for the Keno Properties. ERDC will have a maximum of six months to apply for and three years (subject to a discretionary one year extension) to obtain such Water Licence, at which point Final Closing will occur and transfer of title to the Keno Assets, shall take place.

Concurrent with the Interim Closing, ERDC entered into an agreement (the “C&M Agreement”) with Government of Yukon to assume responsibility, as a paid contractor, for environmental care and maintenance of the Keno Properties for a one year term, which term is renewable until Final Closing.

Also concurrent with the Interim Closing and pursuant to an agreement subsidiary to the Purchase Agreement (the “Subsidiary Agreement”), between ERDC and both the Federal and Yukon governments (“Governments”) pertaining to the pre-existing environmental condition, care, maintenance and reclamation of the Keno Properties, ERDC has deposited $10 million in trust as its maximum contribution to such reclamation post-Final Closing. In the event Final Closing is frustrated, and under certain conditions, all or most of such monies will be returned to ERDC.

ERDC is continuing to assemble, compile and review the technical data of the Keno Companies and Initial Closing will now permit ERDC to implement a planned extensive exploration program of the Keno Properties while the C&M Agreement will allow ERDC to control and preserve the current state of the Keno Properties.

About Alexco
Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Brad Thrall, Chief Operating Officer , by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4